Exhibit 3.162

STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION

First: The name of the limited liability company is SFE 2, LLC.

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington, Zip code 19808 . The name of its Registered agent at such address is Corporation Service Company.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is ___________________.”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 14th day of March, 2014.

By:	/s/ Stefan K. Schnopp
Authorized Person(s)

Name:	Stefan K. Schnopp